November 10, 2011

VIA EDGAR

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:         WNC California Housing Tax Credits II, L.P. (“Issuer”)
Preliminary Schedule 14A
Filed October 26, 2011
File No. 000-20056

Schedule 13E-3
Filed October 26, 2011
File No. 005-54015

Dear Mr. Hindin:

We are in receipt of a copy of the staff’s letter dated November 8, 2011 to Paul Dannhauser respecting the referenced matter.  In partial response thereto, each filing person listed below acknowledges the following:

o	The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signatures on following page]

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
November 10, 2011

Very truly yours,

WNC CALIFORNIA HOUSING TAX CREDITS II, L.P., a California limited partnership

By:      DAVID N. SHAFER
    David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner of managing general partner

    WNC TAX CREDIT PARTNERS, L.P., a California limited partnership

By:         DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:         DAVID N. SHAFER
David N. Shafer, Executive Vice President

WILFRED N. COOPER, SR.
WILFRED N. COOPER, SR.